[Exhibit 127]

Attention ITT Shareholders:

                     HOW CAN YOU GET THE HIGHEST PRICE
                            FOR YOUR ITT SHARES?

ITT shareholders have a choice. You can vote for ITT's Board of Directors, a Board that is absolutely committed to selling ITT to the bidder offering the highest economic value for your shares. Or you can vote for Hilton's nominees, who are committed solely to Hilton's offer. It's your choice, and it's an important choice.

There are currently two bidders for your ITT stock, Hilton and Starwood Lodging. Hilton is currently offering $80 per ITT share in cash and stock; Starwood is currently offering $82 per ITT share in cash and stock. ITT's Board will treat all credible bidders fairly with the goal of securing the highest available price for your investment.

     o ITT's Board is committed to selling ITT at the best price through a fair auction. The ITT directors have persevered on your behalf despite public attacks and litigation attempting to impose personal liability on them. It is their job to get you the best price for your shares. We don't believe either Hilton or Starwood is finished bidding. Do you really believe Hilton's interest in ITT will end on November 12?

     o Hilton's nominees support only Hilton's offer. If you vote for Hilton's nominees, you may not get the best price for your ITT shares. Do you want one of the bidders running the auction and negotiating with itself on your behalf?

     o The ITT Board has already gotten you more than $3 billion in additional value. The initial offer for ITT was $55 per share. The offers are now up to $80 and $82. ITT's Board has already gotten you almost 50% more value. We believe we can get you even more value.

     o There is no need to elect Hilton's nominees for Hilton to be treated fairly. The same confidential information provided to Starwood and requested by Hilton has been provided to Hilton. Hilton has a level playing field. Ask them what additional information they need.

     o The ITT Board is accountable to you. ITT's directors believe the sale of ITT will be completed by early 1998. However, if reelected, they will stand for election again if necessary no later than March 1998 so shareholders can hold them accountable for the auction results.

Can you afford to let Hilton's nominees decide who wins? These same nominees were ready to accept a $55 per share offer. If reelected, the ITT Directors will continue working to obtain the highest possible price for ITT shares.

                Vote For Directors Who Are Committed To You
                 Reelect The ITT Directors On the BLUE Card

You must use the BLUE proxy card to reelect ITT's Directors and get full and fair value for your shares. Please sign and return the BLUE card today. To be sure that your vote is counted, send your BLUE card today by Express Mail or another overnight courier service. Ignore Hilton's white card. For help voting your shares, please call our proxy firm, GEORGESON & COMPANY INC., toll free at (800) 223-2064.

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                                                            ITT